EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-981-5300
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 14, 2003

LJ INTERNATIONAL INC. REPORTS PROFITABLE
SECOND QUARTER AS REVENUE INCREASES 23%

HONG KONG and LOS ANGELES — August 14, 2003 — LJ International Inc. (NasdaqNM: JADE), a leading designer, marketer and distributor of a full range of fine jewelry, today reported improving results for the second quarter ended June 30, 2003. Highlights include:

•	Second quarter revenue increased 22.8% fueled by new products
•	Second quarter net income of $0.02 per diluted share, a $0.91 year-over-year improvement
•	Lower SG&A expenses due to corporate restructuring and tighter cost controls
•	LJI expands its presence in the $2 billion jewelry segment of the U.S. television shopping industry

Second quarter revenue increased 22.8% to $11.6 million from $9.5 million in the comparable period last year. The Company attributed the sales growth to growing acceptance of new products and a rise in orders from existing customers. Net income for the second quarter was $161,000, or $0.02 per diluted share. This represents a $0.91 improvement from the loss of ($7.7 million), or ($0.89) per share, in the second quarter of 2002. During the second quarter of 2002, LJI recorded a $5.7 million non-cash charge to adjust the value of its inventory. Excluding this non-cash charges, the net loss during the second quarter of 2002 would have been ($0.23) per diluted share.

For the first six months of 2003, revenue rose 13.4% to $22.8 from $20.1 million during the first six months of 2002. As with the quarterly sales growth, the Company attributed the sales growth to new products and higher orders from existing customers. For the first six months of 2003, LJI’s net income was $519,000, or $0.06 per diluted share, up from a loss of ($7.8 million), or ($0.90) per diluted share, in the first half of last year. Excluding last year’s $5.7 million inventory adjustment charge, the net loss for the first six months of 2002 would have been ($0.24) per diluted share.

CEO Notes Product Demand, Progress Toward Growth Targets

Chairman and CEO Yu Chuan Yih commented, “The latest results are notable on several counts. First, our sales growth rate is returning to levels comparable to those we experienced in our first years as a publicly-traded company. This trend reflects the growing demand for our products across all lines and our efforts to expand our distribution to new customers. Second, we are realizing the results of cost-cutting efforts and other operational improvements we have made in the past two years. These are now having a substantial and healthy impact on our bottom line and improving our profitability.”

Mr. Yih continued, “Finally, we have experienced improving trends that make us confident we will achieve our growth plans for the year. These trends include our strong performance at the June JCK jewelry show in Las Vegas, Nevada, where we booked $15 million in Christmas orders, and our new ability to access all of the major television shopping networks in the U.S. We remain on our long-term growth track toward our stated objective of reaching $100 million in annual sales by 2006.”

Gross Margins Remain Steady, While Cost Controls Drive SG&A Improvement

Excluding the second quarter 2002 inventory write-downs and other adjustments, the Company stated gross margins were largely unchanged year-over-year, remaining at approximately 28% for the second quarter and first half in both years. With adjustments included, the gross margin figures for 2002 are a loss of 32.2% in the second quarter and a loss of 0.6% in the first half.

Selling, general and administrative (“SG&A”) expenses in the second quarter of 2003 were $3.0 million, or 26.0% of revenue. This is a 35% reduction in second quarter SG&A expenses compared to last year’s $4.6 million or 48.8% of revenue. The improvement was due in part to $934,000 of non-recurring charges in the second quarter of 2002 for items such as write-offs and additional depreciation on machinery, impairment loss on property plant and equipment, and amortization and impairment loss on goodwill. Year-over-over year comparisons were also affected by higher unrealized gold-loan loss in the previous quarter ($305,000 in 2002 vs. $143,000 in 2003) and a $95,000 gain from hedging activities in 2003. Excluding the aforementioned items, SG&A expenses fell 12%, to $3.0 million from $3.4 million last year. As a percent of revenue, SG&A expense fell to $26.0% from 35.8%. The Company attributed the lower SG&A expenses to on-going cost control efforts and administrative, sales and operational efficiencies.

Widening Sales Reach

LJI is expanding its presence in the $2 billion jewelry segment of the television shopping industry. LJI is actively expanding its sales to other shop at home networks as a follow-up to its success with QVC, the Company’s first major and now single largest customer. The Company this week announced $600,000 in initial orders from the second largest electronic retailer in the US.

Company Provides Positive Third Quarter Guidance

The Company today also issued initial third quarter guidance for the period ending September 30, 2003. Based on current trends, LJI projects revenue of at least $14 million, representing an increase of over 12% from the third quarter of 2002. The Company expects net income to range between $430,000 to $624,000, or $0.05 to $.0.07 per diluted share, compared to $0.03 per share in the third quarter of 2002.

About LJ International Inc.

Based in China, LJ International Inc. (Nasdaq/NM: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	US$	US$	US$	US$
Operating revenue	11,616	9,457	22,756	20,067
Costs of goods sold	(8,305)	(12,505)	(16,100)	(20,193)
Gross profit	3,311	(3,048)	6,656	(126)

Selling, general and administrative expenses	(3,020)	(4,618)	(5,930)	(7,658)

Operating income (loss)	291	(7,666)	726	(7,784)
Other revenue and expense
Other revenues	58	67	118	137
Interest expenses	(173)	(160)	(318)	(321)

Income (Loss) before income taxes and minority interest	176	(7,759)	526	(7,968)
Income taxes	(15)	(2)	(15)	140

Income (Loss) before minority interest	161	(7,761)	511	(7,828)
Minority interest	—	74	8	74

Net income (loss)	161	(7,687)	519	(7,754)

Numerator:
Net income (loss) used in computing basic and diluted earnings (loss) per share	161	(7,687)	519	(7,754)

Denominator:
Weighted average number of shares used in calculating basic earnings (loss) per share	8,353,415	8,663,451	8,353,415	8,663,451
Effect of dilutive potential ordinary shares:
Warrants & stock options	—	—	—	—

Weighted average number of shares used in calculating diluted earnings (loss) per share	8,353,415	8,663,451	8,353,415	8,663,451

Earnings (loss) per share:
Basic	0.02	(0.89)	0.06	(0.90)
Diluted	0.02	(0.89)	0.06	(0.90)

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	June 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	6,122	7,355
Trade receivables, net of allowance for doubtful accounts (June 30, 2003: $157; December 31, 2002: $280)	7,348	8,159
Inventories	17,966	17,932
Prepayments and other current assets	1,978	1,233

Total current assets	33,414	34,679
Properties held for lease, net	1,534	1,561
Property, plant and equipment, net	4,892	5,153
Due from related parties	511	511
Goodwill, net	1,721	1,721
Investment securities, net	2,460	2,460

Total assets	44,532	46,085

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,677	3,107
Notes payable, current portion	1,677	1,073
Letters of credit, gold and other loans	11,241	10,195
Trade payables	3,060	6,620
Accrued expenses and other payables	1,968	1,719
Income taxes payable	96	69

Total current liabilities	20,719	22,783
Other payables, non-current	—	—

Total liabilities	20,719	22,783
Minority interest	—	8
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued — 8,671,615 shares as of June 30, 2003 and December 31, 2002	87	87
Additional paid-in capital	17,410	17,410
Treasury stock	(391)	(391)
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	6,858	6,339

Total stockholders’ equity	23,813	23,294

Total liabilities and stockholders’ equity	44,532	46,085

# # #